UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 5, 2022, JX Luxventure Limited (the “Company”), issued a press release, furnished herewith as Exhibit 99.1, in which the Company announced that on May 2, 2022, it received the award “Annual Most Growth Enterprise” by Shenzhen Cross-border Commerce Association.

On May 2, 2022, Bizhen Chen, Yuet Mei Chan and Zhongmin Zhang, each a member of the Board of Directors of the Company (the “Board”), resigned from the Board, effective immediately. Prior to his resignation, Mr. Yuet Mei Chan served on the Company’s Audit Committee, and Mr. Chan and Mr. Zhang were independent directors under the Nasdaq listing rules. Each of Mr. Chen, Mr. Chan and Mr. Zhang did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On May 2, 2022, Keyan Yan resigned as Co-Chairman of the Board but will continue to serve as a member of the Board and interim Chief Financial Officer of the Company.

Effective May 3, 2022, the remaining members of the Board appointed Baojun Zhu as the member of the Board, effective immediately. As a result, the number of members of the Board was reduced from 9 members to 7 members.

Baojun Zhu, age 54, has over 20 years of experience in the hospitality industry. He is currently the Chairman of Baoxuan Group Co., LTD, Vice President of China Hospitality Association and Vice President of Chinese Cuisine Association. Mr. Zhu received award for Outstanding Meritorious Personage in Chinese hotel industry. Mr. Zhu acquired a range of expertise in business based upon his over 20 years in the business world. In addition, Mr. Zhu was appointed by the board of directors as a member of the Audit Committee. Our board of directors has also determined that Mr. Zhu is an “audit committee financial expert”.

On May 4, 2022, the Board granted awards in a form of an aggregate of 300,000 shares (the “Shares”) of the Company’s common stock pursuant to the Company’s 2022 Equity Incentive Plan to the following individuals as compensation for their services:

●	Ruifeng Mu, Director, was granted 100,000 shares;

●	Jin Yan, Director, was granted 100,000 shares;

●	Huidan Li, director and Chairman of the Board, was granted 100,000 shares.

The Shares were registered in the S-8 Registration Statement, effective as of February 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022		JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

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